VATECH

03 NOV 14 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	14.11.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

03037375

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH ELIN EBG

PRESS INFORMATION

VA TECH ELIN EBG Haustechnik GmbH & Co delivers HVAC equipment for two Upper Austrian hospitals. Total order intake amounts to approximately EUR 4.7 m.

Steyr regional hospital

The LKV Krankenhaus Errichtungs- und Vermietungs-GmbH awarded a contract for erecting sanitary plants and -elements, media supply and fire extinguish equipment for the new and the extended complex of the Steyr regional hospital.

In the three parts of the complex, sanitary plants for in about 200 beds, 60 toilets and a canteen kitchen will be erected. For the drinking water supply (80,000 litre/hour) a new pressure increase plant including water treatment (filtering, softening, metering, osmosis plant for steam boiler) is necessary.

The completion of the plant is scheduled for the end of 2005.

Linz women and children's clinic

The order (again from the LKV Krankenhaus Errichtungs- und Vermietungs-GmbH) covers the complete erection of the heating and cooling plants for the new complex between the general hospital and the children's clinic as well as for the conversion of three floors in the child's clinic.

The district heating plant with an overall performance of approximately 1.750 kW is used for the thermal supply of the static heating areas, the floor heating, the ventilation system as well as for the central water heating of the whole complex. The necessary refrigerating capacity of about 1.200 kW for the supply of the aero therapy units is guaranteed by two chillers with four heat exchangers.

The completion of this plant is scheduled for February 2006.

++++2003-11-14

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (70) 6986-9222, Fax: +43 (70) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Christian Schrofler
Penzinger Straße 76, A-1141 Wien
Tel: +43 (1) 89990-2374, Fax: +43 (1) 89990-2373
e-mail: christian.schrofler@vatech-pw.com

VA TECH ELIN EBG

The VA TECH ELIN EBG group, a company of the listed VA Technologie AG (VA TECH), is a leading supplier of electromechanical, electronic and integrated utility systems, equipment and services. Our problem-solving competence covers the fields of industrial plant, building systems technology, energy supply, automation, drive technology and facility management. In 2002, VA TECH ELIN EBG achieved sales of EUR 573,3 bn according to IAS with a work force of 3,186 employees.

This and other VA TECH ELIN EBG and VA TECH Group press releases are available on the homepages www.vatech.at and www.vatechelinebg.at an be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (70) 6986-9222, Fax: +43 (70) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Christian Schrofler
Penzinger Straße 76, A-1141 Wien
Tel: +43 (1) 89990-2374, Fax: +43 (1) 89990-2373
e-mail: christian.schrofler@vatech-pw.com